UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CSP Inc.

(Exact name of registrant as specified in its charter)

Massachusetts (State or other jurisdiction of incorporation or organization)	0-10843 (Commission File Number)	04-2441294 (IRS Employer Identification No.)

175 Cabot St, Suite 210, Lowell MA (Address of principal executive offices)		01854 (Zip Code)

Gary W. Levine, Chief Financial Officer (978) 954-5038 (Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

XRule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of CSP Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2023 to December 31, 2023. A copy of the Company’s Conflict Minerals Report is available at https://investorrelations.cspi.com/governance/governance-documents/Minerals-Policy/default.aspx.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of CSP, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CSP INC.

Date: May 24, 2024	By:	/s/ Gary W. Levine
Gary W. Levine
Chief Financial Officer